Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the “Company”)

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

December 18, 2009 by TSX Venture Exchange.

December 21, 2009 by the Company

Item 3.

News Release

The press release was issued on December 21, 2009, via news wire services.

Item 4.

Summary of Material Change

See attached press release.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 7.1(2) or (3) of NI 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sargent H. Berner
Chief Executive Officer
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Date of Report

December 21, 2009.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

December 21, 2009

TSX Venture Exchange:    EMR

OTC Bulletin Board:    EGMCF

U.S. 20-F Registration:     000-51411

Frankfurt Stock Exchange: EML

EMGOLD MINING CORPORATION

PRESENTS CORPORATE UPDATE AND 2010 OUTLOOK

Emgold Announces Completion of Corporate Restructuring

Emgold Mining Corporation (EMR-TSX Venture) (the "Company" or "Emgold") is pleased to announce that it has completed its planned restructuring, approved by the Company’s shareholders at the September 18, 2009 Annual General and Special Meeting.  The restructuring includes consolidation on a 1 for 10 ratio of the Company’s issued shares, warrants, options, and its Series A Preference shares, effective as of Friday, December 18, 2009.  Emgold management wishes to thank our shareholders for their ongoing support though this restructuring.

Post consolidation, Emgold’s share structure is as follows:

Emgold Share Structure – Post Consolidation

Shares Issued (undiluted)	16.9 million
Warrants Issued	0.9 million
Options Issued	1.4 million
Preference Shares	0.4 million
Shares (fully diluted)	19.6 million

Emgold Retains Meridian Capital International

Emgold management plans to move forward with financing activities in early 2010 and to that end has retained Meridian Capital International (“Meridian”) to assist the Company in completing a non-brokered financing and to generate other opportunities for the Company.  Meridian is a leading boutique corporate advisory firm with extensive experience in financing small capitalization companies in a highly competitive, international market space.

Emgold’s Strategic Plan for 2010

Emgold’s primary focus in 2010 will remain on continuing the permitting process for its main asset, the Idaho-Maryland Project in Grass Valley, CA.  The Idaho-Maryland Mine was the second largest underground gold mine in California, producing 2.4 million ounces of gold at an average grade of 0.43 ounce per ton.  It is adjacent to and contiguous with the historic Empire Mine, Newmont Mining Corporation’s first operating gold mine and historically California’s largest gold mine, which produced 5.8 million ounces of gold.  The Idaho-Maryland Project has a NI 43-101 compliant measured and indicated resource of 472,000 ounces of gold and an inferred resource of 1,002,000 ounces of gold.

In October, 2007, the preparation of the Environmental Impact Report (“EIR”) for the Idaho-Maryland Project commenced.  The Draft EIR was published in October, 2008.  The Company expects to revise the Draft EIR, complete the Final EIR, and obtain the Conditional Mine Use Permit for the Project in 2010.

Emgold plans to joint venture, option, or sell its two exploration properties, the Rozan and Stewart Properties, located in British Columbia, Canada, in 2010.  These properties are early stage but highly prospective exploration projects located in the Nelson Mining District of British Columbia.  Emgold’s plan is to allow the properties to be advanced through investment by other parties, while retaining an interest that may benefit Emgold’s shareholders if results are positive.

Recently, the Company acquired the Buckskin Rawhide Property in Nevada.  Buckskin Rawhide is approximately 1.5 miles from the historic Denton Rawhide Mine that was operated by Kennecott Minerals Company.  Emgold plans to review historic data on the Project, conduct geologic mapping and sampling, and potentially complete geophysical work and initial exploration drilling on this property in the next year.

Emgold intends to broaden the Company’s asset base by acquiring additional gold projects in 2010.  With the gold price over U.S. $1,100 per ounce and potential to rise further over the next few years, Emgold is assessing opportunities for acquisition and joint venture of quality gold projects, to develop a core of advanced properties that may ultimately generate cash flow for the Company via production, joint venture, or option opportunities.

David Watkinson, President and COO of Emgold stated, “2009 has been a tough year for the junior mining sector, with limited access to capital.  With the price of gold on the rise, we are seeing a return of investment to the junior mining sector.  Emgold has restructured to take advantage of what we believe will be better times going forward, as the world economy stabilizes.  We expect 2010 will be a good year for the Company, with significant upside for our shareholders as we advance the Idaho-Maryland Project through permitting.  The Project represents a high grade underground mine that we believe will be a company builder, with potential similar to  Goldcorp’s Red Lake Mine in Ontario.”

Watkinson also commented “California has seen gold mining return with the reopening of the Briggs Mine by ATNA Resources and the reopening of the Mesquite Mine by NewGold (formerly Western Goldfields).  Nevada Sunrise Gold Corporation has opened a corporate office in Auburn, CA, about 25 miles from Grass Valley.  Sutter Gold Mining Inc. is completing final permits to reopen the Sutter Gold Project.  Starfield Resource Corporation is doing exploration work at its Moonlight Copper Project.  It is clear that mining projects can be permitted in California.  Emgold’s Idaho-Maryland Project is being developed as a socially and environmentally responsible mine, and it has significant support in the local community.  Emgold looks forward to moving the rest of the way through the permitting process and bringing jobs, tax revenue, and economic opportunity to Grass Valley, Nevada County, and the State of California”.

For more information about Emgold, the Idaho-Maryland Gold Mine Project, and the Company’s other properties, please visit www.emgold.com

On behalf of the Board of Directors

David G. Watkinson

President & COO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com